Exhibit 99.1

Abits Group Inc Reports Unaudited Financial Results for the First Half of 2025

Hong Kong, August 13, 2025 (GLOBE NEWSWIRE) – Abits Group Inc (NASDAQ: ABTS) is pleased to announce its half-year results for the period ended June 30, 2025.

The operating profit from mining operations for the six months to June 30, 2025 was $2.138 million, an improvement of nearly 6% from the corresponding period last year. This was despite the halving of the mining rewards from late April 2024 which reduced total output to 40.27 bitcoins in the first half of 2025 (61.53 bitcoins in the same period of 2024).

An improvement in the average price of bitcoins of $95,843 (2024: $59,628) and a maiden contribution from the Memphis hosting facility in the last quarter helped to compensate for the shortfall. The loss before interest and taxation was $0.25 million (2024:$0.14 million) due to a higher depreciation charge for the additional machines. After accounting further for an interest expense of $90,000 because of the loan taken to finance the Memphis investment, the operating result before taxation was a loss of $0.34 million (2024: $0.14 million).

The Company’s main mining site at Duff, Tennessee is now operating at an optimum. The load is 12mW and the output approximately 500 pH/s. In the first quarter of 2025, we successfully installed and operated two water wells, effectively reducing the water bill by as much as $25,000 per month. The electricity bills are higher for this six months than the same period last year because of a hike in the natural gas rate but the average cost per kWH is still maintained at well below $0.04 kWH.

For the Company’s second site in Memphis which is operating under a hosting joint-venture with the local utility board, about 2600 S19XPs have been installed since April 2025. The output is approximately 300 pH/s.

The Company has been exchanging its bitcoin for cash to meet its working capital requirement since the second half of 2023 and in this first half of 2025, it sold 27.15 bitcoins with its holdings as stock at $1.96 million on June 30, 2025. In March 2025, the Company took an external loan of $3.0 million to finance the equipment for hosting facility in Memphis.

The Company expects the second half of 2025 to boost an improvement for the full year as the hosting facility in Memphis kicks into full gear, barring sharp declines in bitcoin prices.